Mail Stop 4561

March 14, 2008

Stephen P. Griggs, President
Secure Alliance Holdings Corporation
5700 Northwest Central Dr., Suite 350
Houston, TX 77092

> **Re: Secure Alliance Holdings Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 4, 2008**
> **File No. 0-17288**

Dear Mr. Griggs:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please address, in the question and answer section or in the summary, the effects, if any, on the company in the event that shareholders do not approve the merger. Please add appropriately detailed disclosure under Proposal 1.

2.   We note your disclosure that in the event the merger is not completed, none of the other proposals will be implemented. Please discuss the impact on the merger in the event your shareholders approve the merger, but do not approve one or more of the other proposals. To the extent any of the proposals are cross-conditioned with any other proposal, for example the reverse stock split and the capitalization proposal, please provide appropriate disclosure in the summary section and under each proposal, as appropriate.

3.   You have not included the information required by Item 14(b)(8) - (11) of
        Schedule 14A. Please add this information, or tell us why you believe it is not
        required.

4.   Throughout the proxy statement, you state that, in connection with and prior to
        the merger, you intend to either distribute stock of a newly-formed subsidiary to
        your stockholders or distribute a cash dividend to your stockholders. You appear
        to be making this statement in order to induce your stockholders to vote in favor
        of the proposed transaction. Please tell us your analysis as to whether this
        statement constitutes an unregistered offering of securities to your shareholders.
        If so, please describe your analysis as to the applicable exemption from
        registration.

5.   Please tell us the section of the Securities Act or the rule of the Commission under
        which you are claiming an exemption for the offer and issuance of your securities
        to the holders of the Sequoia membership interests.

6.   You are offering to your stockholders the option of submitting a proxy via the
        internet. Accordingly, your proxy statement should include a description of the
        internet voting procedures and a statement regarding the validity under Delaware
        law of proxies granted pursuant to this mechanism of electronic transmission.
        Please provide similar disclosure in your proxy card.

Questions and Answers About the Merger, page 3

What will I receive in the merger? page 4

7.   Please revise to discuss what factors will be taken into account in determining
        whether to issue a dividend or effect a distribution. To the extent possible,
        discuss the range of consideration that shareholders may expect to receive either
        as a distribution of common stock or cash dividend. Discuss in specific detail the
        securities and notes you contemplate transferring to the newly-formed company.
        In light of the contemplated distribution or dividend, clarify your statement that
        "stockholders will not receive any consideration as a result of the merger."

Summary, page 8

General

8.   Please revise your preliminary proxy statement to prominently discuss the
        economic terms of the transaction including the total value of the transaction, the
        merger consideration, the dilutive effect on the ownership of current shareholders,

what shareholders will receive if the merger is approved and any other economic effects of the transaction.

9. The summary term sheet should discuss the most material terms of the merger transaction and provide shareholders with sufficient information to understand the essential features and significance of the transaction. In this regard, the subsection titled "Reasons for the Merger" on page 9 does not convey to readers the reasons for entering into the Merger Agreement. It merely includes line items, such as financial condition, strategic alternatives, fairness opinion, etc., without indicating how these factors supported the decision to pursue the merger. Please review this and other subsections and revise as necessary to ensure that each subsection summarizes the material information disclosed in the proxy statement.

10. Please revise the proxy statement so that the summary term sheet begins on the first or second page of the disclosure document. See Item 14(b)(1) of Schedule 14A and Instruction 2 to Item 1001 of Regulation M-A.

Effects of the Merger, page 9

11. Please revise this section to disclose the effect of the merger from the viewpoint of your shareholders. In this regard, it would appear to be appropriate to indicate, as you do in the risk factor section on page 22, that the merger will substantially dilute the ownership interest of your common stockholders and that immediately following the merger your shareholders will own approximately 20% of your common stock on a non-diluted basis. See Item 1001 of Regulation M-A. Please revise elsewhere as appropriate.

Loan Agreement with Sequoia, page 12

12. Please expand your discussion to address the reasons for extending Sequoia a secured line of credit and discuss what impact, if any, a vote against the merger would have regarding the line of credit. Please ensure that the disclosure in the section titled "Loan Agreement with Sequoia" on page 38 of your proxy statement provides a more detailed discussion of the circumstances surrounding the loan.

The Transactions, page 17

Background of the Merger, page 17

13. Please expand this section to provide more detailed disclosure regarding the merger negotiations. Your additional disclosure should include, but need not be limited to, how you were introduced to representatives from Sequoia in the first half of calendar year 2007, the terms of proposals and counterproposals, and the

impact of the negotiations on the terms of the transaction. See Item 1005(b) of Regulation M-A.

14.   It is unclear from your disclosure in this section and elsewhere in your proxy statement if and when you amended the Merger Agreement to provide for a 2-to-1 reverse stock split (instead of a 3-to-1 reverse stock split), and to change the amount of the proposed merger consideration. If you have amended the Merger Agreement, please disclose the date of amendment and append the amendment to your proxy statement. Please discuss the reasons why you have changed or have contemplated changing the ratio of the reverse stock split and the amount of the proposed merger consideration. Please ensure that your disclosure regarding the reverse stock split and the amount of the proposed merger consideration is consistent throughout your proxy statement.

Reasons for the Merger, page 19

15.   On page 21 of this section you state that your board of directors "determined that the potential benefits of the Merger outweighed [the] potential risks." Please include a discussion of what your board of directors determined were the potential benefits of the Merger. See Item 1004(a)(2) of Regulation M-A.

Effects of the Merger, page 35

16.   We note that this section does not provide any more detail or analysis about the effects of the merger than the corresponding section on page 9 of your Summary. Please expand this section to provide a more in-depth discussion and analysis of the effects of the merger that are material to your shareholders.

Opinion of Ladenburg, page 35

17.   Please revise the disclosure to discuss the substantive analyses performed by Ladenburg Thalmann & Co. Inc. The disclosure does not presently describe the findings or the bases for and methods of arriving at such findings nor does it describe any limitations imposed by the company on the scope of the review by Ladenburg in rendering its opinion. These matters should be described in the proxy statement. See Item 14(b)(6) of Schedule 14A and Item 1015(b)(6) of Regulation M-A.

18.   Please disclose whether the amendments to the Merger Agreement, i.e., the reverse stock split ratio, merger consideration and the potential cash dividend, were or will be reviewed by Ladenburg in connection with the rendering of the fairness opinion. If not, discuss whether you believe any of the amendments would have a material impact with regard to the opinion had they been taken into account by Ladenburg.

19.   Please disclose the amount of the fee already paid to Ladenberg in connection
        with delivery of its fairness opinion and disclose that no part of the fee is
        contingent upon completion of the transaction.

Board Composition and Management Following the Merger, page 39

20.   It appears that you have not provided all of the information required by Items 7
        and 8 of Schedule 14A, despite the fact that the merger will result in a change in
        management. Please explain or revise your disclosure, as appropriate.

The Reverse-Stock-Split (Proposal 2), page 71

21.   Please disclose in a table or similar format, for both your existing and proposed
        capital structure, the number of shares of your common stock and preferred stock
        that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance;
        and (iii) authorized but unreserved.

22.   We note your disclosure that the primary purpose of the reverse stock split is to
        decrease the total number of shares of common stock issued and outstanding.
        Please expand your discussion to disclose your reason for decreasing the total
        number of shares of common stock issued and outstanding.

23.   Please disclose the treatment of fractional shares, as provided in your certificate
        of amendment of certificate of incorporation.

24.   We call your attention to Exchange Act Rule 10b-17, which you should consult in
        connection with the process of implementing any stock split. The rule sets out
        procedural and substantive requirements concerning providing notice of the
        reverse split to FINRA.

The Capitalization Proposal (Proposal 3), page 72

25.   We note your disclosure that additional share capital may be used "to undertake
        any future equity offerings, acquisitions or other corporate purposes." Please
        disclose any plans, proposals or arrangements you may have for the issuance of
        the shares that result from the increase in authorized shares contemplated by your
        Capitalization Proposal. If you have no such plans, proposals or arrangements,
        please make a clear statement in your proxy statement to that effect.

26.   Please refer to Release No. 34-15230 and disclose the possible anti-takeover
        effects of the increase in authorized shares of common stock. Inform holders that
        management might use the additional shares to resist or frustrate a third-party

transaction by, for example, diluting the stock ownership of persons seeking to obtain control of the company.

The Name Change (Proposal 4), page 73

27.   We note that you are seeking authorization to change your name to "aVinci Media Corporation" or such other name as may be selected by your board of directors. Please explain why you believe this is consistent with Section 242 of Delaware General Corporation Law.

The 2008 Stock Incentive Plan (Proposal 5), page 74

28.   We note your disclosure that the "benefits and amounts to be derived under the 2008 Plan are not determinable." Please disclose whether you currently have any plans, proposals or arrangements to make grants under the 2008 Plan, if approved by your shareholders.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    Please contact Evan S. Jacobson at (202) 551-3428 with any questions. If you require further assistance you may contact Maryse Mills-Apenteng at (202) 551-3457. If you thereafter have any other questions, you may contact me at (202) 551-3503.

                                                    Sincerely,

                                                    David L. Orlic
                                                    Special Counsel

cc: Via Facsimile (713) 895-7773
         Leonard L. Carr
         Secure Alliance Holdings Corporation